SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   RYANAIR TO APPEAL ITALIAN COURT'S DECSION

                       TO BLOCK LOW FARES AND COMPETITON



Ryanair, Europe's No. 1 low fares airline today (Friday, 12th May 2006) stated that it will appeal the decision of the regional administrative court of Lazio to stop Ryanair and Easyjet's low fare flights on routes between mainland Italy and Sardinia.

The Italian authorities blocked Ryanair's low fare flights between Rome and Alghero by imposing a Public Service Obligation on the route in spite of the fact that 2 airlines (Ryanair and Airone) were already operating year round flights between Rome and Alghero. This is not allowed under European PSO rules. These rules have also been abused by the Italian authorities because Alitalia is being allowed to fly on PSO routes to Sardinia when it did not even apply to operate them in the first place.

Speaking today Peter Sherrard, Ryanair's Head of Communications said:

        "We have instructed our lawyers to appeal this decision to the European courts to ensure that low fares and competition are allowed in Italy. It is astonishing that while Ryanair has been blocked from offering low fares between mainland Italy and Sardinia, Alitalia is being allowed to sell its high fares on PSO routes that it did not even apply for.

        "The PSO system in Europe is clearly out of control. It is being abused by national Governments to protect high fare flag carriers while at the same time blocking low fare competition. Italian consumers and visitors should not be forced to pay higher fares because the Italian authorities are abusing the PSO system to protect Alitalia and other high fare Italian airlines".


Ends. Friday, 12th May 2006

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 May, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director